SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31148; 812-14222]

American Capital, Ltd., <u>et al.</u>; Notice of Application

July 3, 2014

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Actions</u>: Notice of application to amend a prior order under section 6(c) of the Investment

Company Act of 1940 (the "1940 Act") granting an exemption from section 12(d)(3) of the 1940

Act.

<u>Applicants</u>: American Capital, Ltd. (the "Company"), American Capital Asset Management,

LLC ("AC LLC"), American Capital Mortgage Management, LLC ("ACMM"), European

Capital Asset Management Limited ("ECAM"), and American Capital Leveraged Finance

Management, LLC ("ACLFM"; and together with the other applicants, "Applicants").

<u>Summary of Application</u>: Applicants request an order to amend a prior order ("Amended

Order") to permit: AC LLC to hold up to 100% of the outstanding membership interests of

American Capital Energy & Infrastructure I Management, LLC ("AC Energy"); AC LLC to hold

up to 100% of the outstanding membership interests of American Capital Equity Management

III, LLC ("ACEM3"); AC LLC to hold up to 100% of the outstanding membership interests of

ACLFM; ACLFM to hold up to 100% of the outstanding membership interests of American

Capital CLO Management, LLC ("ACAM"); and ACLFM to hold up to 100% of the outstanding

membership interests of American Capital ACSF Management, LLC ("AC Debt").

<u>Filing Dates</u>: The application was filed on August 15, 2013, and amended on October 2, 2013,

February 18, 2014, and June 6, 2014.

<u>Hearing or Notification of Hearing:</u> An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on July 28, 2014, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: 2 Bethesda Metro Center, 14th Floor, Bethesda,

Maryland 20814.

For Further Information Contact: Jill Ehrlich, Senior Counsel, at (202) 551-6819, or David P.

Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's

Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the "Company" name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

    1. On March 27, 2012, the Company, AC LLC,[1] ACMM, and ECAM[2] obtained an order

under section 6(c) of the 1940 Act for an exemption from section 12(d)(3) of the 1940 Act (the

"Prior Order").[3] Subsequently, the Company and AC LLC formed several additional directly or

---

[1]   Effective January 30, 2013, the entity referred to as American Capital, LLC in the Prior Order (as defined below) changed its name to American Capital Asset Management, LLC.

[2]   Effective September 5, 2013, the entity referred to as European Capital Financial Services (Guernsey) Limited in the Prior Order changed its name to European Capital Asset Management Limited.

[3]   American Capital, Ltd., et al., Investment Company Act Release Nos. 29973 (March 1, 2012) (notice) and 30010 (March 27, 2012)(order).

indirectly wholly-owned entities that intend to register or have registered as investment advisers

under the Investment Advisers Act of 1940 (the "Advisers Act"): AC Energy, ACEM3, and AC

Debt.[4] AC LLC owns 100% of the membership interests of AC Energy and ACEM3. AC LLC

owns 100% of the membership interests of ACLFM, which in turn owns 100% of the

membership interests of AC Debt.[5]

2. Applicants are seeking the Amended Order to extend the relief granted in the Prior

Order to the ownership of these new advisory entities, as described above.[6] In addition, the

Amended Order would amend: (i) the definition of "AC Subs" in the Prior Order to include AC

Energy, ACEM3 and AC Debt and (ii) the definition of "Applicants" in the Prior Order to

include ACLFM.

3. Applicants state that, because of the potential for the Company to expand its asset

management business by having AC LLC, through the new AC Subs, advise additional funds, it

would be beneficial to the Company and the Company's stockholders for the Company to be

permitted to continue to hold, indirectly, AC Energy, AC Debt and ACEM3. Applicants

represent that the legal analysis applicable to the request for the Amended Order is virtually

identical to the analysis in the application for the Prior Order and that it applies to the new AC

Subs to the same extent as it applies to the previously registered AC Subs. Applicants believe

---

[4] Applicants state that AC Energy and ACEM3 will be registered as investment advisers under the Advisers Act upon obtaining the Amended Order and that AC Debt registered as an investment adviser under the Advisers Act effective September 25, 2013.

[5] ACLFM also owns ACAM. Effective January 30, 2013, the entity referred to as American Capital Asset Management, LLC in the Prior Order changed its name to American Capital Leveraged Finance Management, LLC. Effective August 1, 2013, it then changed its name again to American Capital CLO Management, LLC. When the Prior Order was issued, AC LLC directly owned 100% of the outstanding membership interests of ACAM. On August 14, 2013, AC LLC executed a Contribution Agreement contributing its interests in ACAM to ACLFM.

[6] The Company will only rely on the Amended Order with respect to its investments in AC LLC and the AC Subs; AC LLC will only rely on the Amended Order with respect to the AC Subs; ACMM will only rely on the Amended Order with respect to American Capital AGNC Management, LLC and American Capital MTGE Management, LLC; ECAM will only rely on the Amended Order with respect to European Capital Financial Services Limited; and ACLFM will only rely on the Amended Order with respect to AC Debt and ACAM.

the requested relief is in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

4. Applicants further represent that, except as expressly stated in the application for the Amended Order, all representations to the Prior Order will remain in effect and will apply to the new entities relying on the Amended Order and to the new AC Subs, and the terms and conditions of the Prior Order will apply equally to the Amended Order.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary